EXHIBIT 4.1

TD AMERITRADE HOLDING CORPORATION

EXECUTIVE DEFERRED COMPENSATION PROGRAM

(May 15, 2019 Amendment and Restatement)

Article I

Establishment of Program

1.1    Purpose. The TD Ameritrade Holding Corporation Executive Deferred Compensation Program, hereinafter referred to as the “Program,” is to provide deferred compensation benefits to selected executives of TD Ameritrade Holding Corporation. The benefits provided under the Program are intended to be in addition to other employee benefits programs offered by the Corporation, including but not limited to tax-qualified employee benefit plans.

1.2    Effective Date and Term. TD Ameritrade Holding Corporation originally established the Program on October 1, 2000, amended and restated the Program on September 25, 2004, and November 13, 2008, and hereby amends and restates the Program effective as of May 15, 2019 (the “Restatement Date”). All amounts credited under the Program as of the Restatement Date (and any subsequent investment earnings thereon) shall remain subject to the Program as in effect immediately prior to the Restatement Date to the extent required by contract and/or to comply with Section 409A of the Code. Further, all amounts (if any) deferred under the predecessor program prior to January 1, 2005 (and any subsequent investment earnings thereon) shall remain governed by the terms and conditions of the predecessor program document and applicable elections.

1.3    Applicability of ERISA and the Code. This Program is intended to be a “top-hat” plan. This Program is an unfunded plan maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees within the meaning of ERISA. This Program is intended to comply with Section 409A of the Code.

Article II

Definitions

As used within this document, the following words and phrases have the meanings described in this Article II unless a different meaning is required by the context. Some of the words and phrases used in the Program are not defined in this Article II, but for convenience, are defined as they are introduced into the text. Words in the masculine gender shall be deemed to include the feminine gender. Any headings used are included for ease of reference only and are not to be construed so as to alter any of the terms of the Program.

2.1    Annual Deferral. The amount of Annual Incentive which the Participant elects to defer in each Deferral Period pursuant to Article 4.1 of the Program Document.

2.2    Annual Incentive. The amount of any incentive compensation actually earned and scheduled to be paid to a Participant pursuant to the Corporation’s Management Incentive Plan or any such other incentive compensation plan designated by the Committee. For the avoidance of doubt, the Committee may designate an incentive compensation plan that is payable in cash and/or shares of the Company.

2.3    Beneficiary. An individual or entity designated by a Participant in accordance with Section 12.6.

2.4    Board or Board of Directors. The Board of Directors of the Corporation.

2.5    Change in Control. Change in Control means the occurrence of any of the following events:

(i)    A change in the ownership of the Corporation. A change in the ownership of the Corporation will occur on the date that any one person, or more than one person acting as a group, acquires ownership of the common stock of the Corporation (“Stock”) that, together with the Stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the Stock of the Corporation; provided, however, that for purposes of this subsection (i), the acquisition of additional Stock by any one person, or more than one person acting as a group, who is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the Stock of the Corporation shall not be considered a Change in Control; and provided further, that if the stockholders of the Corporation immediately before the change in ownership continue to retain, immediately after the change in ownership, in substantially the same proportions as their ownership of the total fair market value or total voting power of the Stock of the Corporation immediately prior to the change in ownership, the direct or indirect beneficial ownership of fifty percent (50%) or more of the total fair market value or total voting power of the Stock of the Corporation or of the ultimate parent entity of the Corporation, such event will not be considered a Change in Control under this subsection (i); or

(ii)    A change in the effective control of the Corporation. A change in the effective control of the Corporation shall occur on the date that: (1) the Board determines, in its sole and absolute discretion, that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of the Stock of the Corporation possessing up to fifty percent (50%) or more of the total voting power of the Stock of the Corporation, in each case whether such acquisition is by means of a tender offer, exchange offer, merger, business combination or otherwise; or (2) a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election. For purposes of this subsection (ii), if any one person, or more than one person acting as a group, is considered to effectively control the Corporation, the acquisition of additional control of the Corporation by the same person or persons shall not be considered a Change in Control; or

(iii)    A change in the ownership of a substantial portion of the Corporation’s assets. A change in the ownership of a substantial portion of the Corporation’s assets shall occur on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Corporation that have a total gross fair market value equal to or more than fifty percent (50%) of the total fair market value of all of the assets of the Corporation immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following shall not constitute a change in the ownership of a substantial portion of the Corporation’s assets: (1) a transfer to an entity that is controlled by the Corporation’s stockholders immediately after the transfer; or (2) a transfer of assets by the Corporation to: (A) a stockholder of the Corporation (immediately before the asset transfer) in exchange for or with respect to the Corporation’s Stock; (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Corporation; (C) a person, or more than one person acting as a group, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding Stock of the Corporation; or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a person described in this subsection 2.5(iii)(2)(C). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.5, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Corporation.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Code. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its primary purpose is to change the state of the Corporation’s incorporation, (ii) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately before such transaction, or (iii) the transaction is a purchase by TD Bank Group of Stock or assets of the Company.

2.6    Code. The Internal Revenue Code of 1986, as amended.

2.7    Committee. A Committee of one or more individuals appointed by the Board of Directors (or its delegate) to administer the Program. As of the Restatement Date, the Corporation’s Executive Deferred Compensation Program Committee shall comprise the Committee, unless and until determined otherwise by the Board.

2.8    Corporation. TD Ameritrade Holding Corporation, a Delaware Corporation.

2.9    Deferral Account. The account established for a Participant pursuant to Section 5.1 of the Program Document.

2.10    Deferral Election. The election made by the Participant pursuant to Section 4.1 of the Program Document.

2.11    Deferral Period. The Program Year, or in the case of a newly hired or promoted employee who becomes an Eligible Employee during a Program Year, the remaining portion of the Program Year.

2.12    Disability. “Disability” shall mean when a Participant has met the qualification requirements to be paid long-term disability benefits under the terms of the TD Ameritrade Long-Term Disability Plan.

2.13    Eligible Employee. An employee of the Corporation (or of an affiliated entity controlling, controlled by, or under common control with, the Corporation) who is designated by the Committee as eligible to participate in the Program.

2.14    ERISA. The Employee Retirement Income Security Act of 1974, as amended.

2.15    IRS. The Internal Revenue Service.

2.16    Participant. Any individual who becomes eligible to participate in the Program pursuant to Article III of the Program Document.

2.17    Participant Agreement and Election Form. The agreement to defer Annual Incentive made by the Participant. Such agreement shall be in the form and manner designated by the Corporation.

2.18    Performance-Based Compensation. Any compensation to be paid to an Eligible Employee where the amount of, or entitlement to, the compensation is contingent on the satisfaction of pre-established organizational or individual performance criteria relating to a performance period of at least twelve (12) consecutive months. Organizational or individual performance criteria are considered pre-established if established in writing by not later than ninety (90) days after the commencement of the period of service to which the criteria relate, provided that the outcome is substantially uncertain at the time the criteria are established. The determination of whether compensation, including specifically any Annual Incentive, shall be made in accordance with Treasury Regulation Section 1.409A-1(e) and any applicable subsequent guidance.

2.19    Program. This TD Ameritrade Holding Corporation Deferred Compensation Program, as set forth in this document and as it may be amended from time to time.

2.20    Program Administrator. The Corporation unless and until the Board designates another individual or entity to hold the position of the Program Administrator.

2.21    Program Year. The “Program Year” means a period of time beginning on January 1st through December 31st of each calendar year.

2.22    Rabbi Trust. The Rabbi Trust, which the Corporation may, in its discretion, establish for the Program, as amended from time to time.

2.23    Separation from Service. A “Separation from Service” is a termination of a Participant’s employment with the Corporation that meets the requirements of Treasury Regulation Section 1.409A-1(h).

2.24    Unforeseeable Emergency. An Unforeseeable Emergency means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse or the Participant’s dependent (as defined in Section 152 of the Code, without regard to Section 152(b)(1), (b)(2), and (d)(1)(B); loss of the Participant’s property due to casualty; or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The types of events which may qualify as an Unforeseeable Emergency may be limited by the Committee in administrative documents or forms.

Article III

Eligibility and Participation

3.1    Participation – Eligibility and Initial Period. Participation in the Program is open only to Eligible Employees. Any employee becoming an Eligible Employee after the beginning of any Program Year, e.g., new hires or promoted employees, may become a Participant for the Deferral Period commencing on or after he becomes an Eligible Employee if he submits a properly completed Participant Agreement and Deferral Election within thirty days after becoming eligible for participation.

3.2    Participation – Subsequent Entry into Program. An Eligible Employee who does not elect to participate at the time of initial eligibility as set forth in Section 3.1 shall remain eligible to become a Participant in subsequent Program Years as long as he continues his status as an Eligible Employee. In such event, the Eligible Employee may become a Participant by submitting a properly executed Participant Agreement and Deferral Election prior to the applicable date required for such election as specified in Article IV below and in the form and manner specified by the Committee.

Article IV

Contributions

4.1    Deferral Election. Before the first day of each Program Year, a Participant may make a Deferral Election (in such form and manner and subject to such terms and conditions as the Committee may specify) indicating the amount of Annual Incentive which the Participant wishes to defer for that Program Year. A Participant shall not be obligated to make a Deferral Election in each Program Year. After a Program Year commences, such Deferral Election shall continue for only that Program Year and a Participant shall be required to make a new Deferral Election for subsequent Program Years.

4.2    Performance-Based Compensation Deferral Election. Notwithstanding the timing requirements for Deferral Elections specified in Section 4.1 above, a Participant may file a Deferral Election with respect to Performance-Based Compensation to the extent permitted by the Committee and in the form and manner specified by the Committee. Any such Deferral Election must be made no later than the date that is six (6) months before the end of the applicable performance period and in all cases: (A) the Participant must perform services continuously from the later of the beginning of the performance period or the date on which the performance criteria are established through the date the Deferral Election is made; and (B) the amount of the Annual Incentive that constitutes Performance-Based Compensation must not be readily ascertainable as of the date on which the Deferral Election is made.

4.3    Irrevocability of Deferral Elections. All Deferral Elections become irrevocable as of the day immediately following the latest date for filing such elections pursuant to this Article IV (or such earlier date as the Committee may specify).

4.4    Maximum Deferral Election. A Participant may elect to defer up to one hundred percent (100%) of a particular Annual Incentive. A Deferral Election may be automatically reduced if the Committee determines that such action is necessary to meet Federal, FICA or State tax withholding obligations.

4.5    Discretionary Contributions. The Corporation, in its sole discretion, may from time to time, make additional contributions to the Program on behalf of any Eligible Employee. In addition, in the absolute discretion of the Committee, one or more Eligible Employees may be permitted to defer other types of compensation (including, but not limited to, base salary, sign-on bonuses and severance) pursuant to such terms and conditions as the Corporation may impose. If the Committee determines to permit any such deferrals, the terms and conditions for such deferrals at all times shall be intended to comply with Section 409A of the Code.

4.6    Cancellation of Deferrals. The Committee may cancel a Participant’s Deferral Election for the balance of the Program Year in which an Unforeseeable Emergency occurs.

4.7    Distribution Elections. Each Participant shall choose the time(s) and form(s) for distribution of his Deferral Account from among the alternatives specified in Article VII. If permitted by the Committee and subject to rules and procedures established by the Committee, a Participant may elect (a) a different time and form for payment of each Annual Incentive (and deemed investment returns thereon), and (b) to have distributions made or commenced as of a fixed date or an event permitted under Section 409A (including, but not limited to, a Separation from Service).

4.8    Changes to Distribution Elections. If permitted by the Committee, a distribution election may be changed in accordance with requirements of the Program and Section 409A of the code. Except as expressly permitted under Section 409A of the Code, no acceleration of a distribution is permitted. A subsequent election that delays payment or changes the form of payment shall be permitted if, and only if, all of the following requirements are met:

• the new election does not take effect until at least twelve (12) months after the date on which the new election is made;

• in the case of a new election related to a payment not described in Treasury Regulation Sections 1.409A-3(a)(2), 1.409A-3(a)(3) or 1.409A-3(a)(6), the election delays such payment for at least five (5) years from the date that payment would otherwise have been made (or, in the case of installment payments, the first installment payment would otherwise have been made), absent the new election; and

• in the case of a new election related to a payment described in Treasury Regulation Section 1.409A-3(a)(4), the election is made not less than twelve (12) months before the date on which payment would otherwise have been made (or, in the case of installment payments, the first installment payment would otherwise have been made), absent the new election.

For purposes of applying the above change limitations, substantially level installment payments shall be treated as a single payment. If election changes are permitted by the Committee, they shall be made in the form and manner specified by the Committee, including compliance with such additional rules as the Committee may establish from time to time.

Article V

Accounts

5.1    Deferral Accounts. Solely for recordkeeping purposes, the Committee shall cause to be established a Deferral Account for each Participant. A Participant’s Deferral Account shall be credited with the deferrals elected by him or on his behalf by the Corporation under Article IV and shall be credited (or charged, as the case may be) with the hypothetical or deemed investment earnings and losses determined pursuant to Section 5.3, if any, and charged with distributions made to or with respect to the Participant.

5.2    Crediting of Deferral Accounts. On the date on which a Participant otherwise would have received the payment of any Annual Incentive if such payment had not been deferred (or on a date as soon as administratively practicable thereafter), a Participant shall receive a credit to his Deferral Account in an amount equal to the amount of the Annual Incentive that is deferred. Any distribution with respect to a Deferral Account shall be charged as of the date such payment is deemed made by the Corporation or the trustee of the Rabbi Trust which is established for the Program.

5.3    Deemed Investment Returns. Amounts credited to a Deferral Account pursuant to Section 5.2 shall be credited with deemed net income, gain and loss, including the deemed net unrealized gain and loss based on hypothetical investment directions made with respect to such Deferral Account, in accordance with investment options and procedures adopted by the Committee from time to time in its sole discretion, from time to time.

5.4    Deemed Investment Options. The options for the deemed investment of Deferral Accounts will be determined by the Committee. The Committee, in its sole discretion, shall be permitted to add or remove investment options from the Plan from time to time; provided however, that any such additions, removals or substitutions of investment options shall not be effective with respect to any period prior to the effective date of such change. The Committee will establish procedures (and may modify them from time to time) by which a Participant may choose among the available deemed investment options made available under the Program. If the Participant fails to elect a deemed investment alternative for a Deferral Account or portion thereof, that Deferral Account or portion thereof shall be deemed invested in a money market fund, short-term investment fund or other fund designated by the Committee.

5.5    Hypothetical Nature of Accounts. The Program constitutes a mere promise by the Corporation to make payments in the future. Any Deferral Account established for a Participant under this Article V shall be hypothetical in nature and shall be maintained for the Corporation’s recordkeeping purposes only, so that any deferral may be credited and so that deemed investment earnings and losses on such amounts can be credited (or charged, as the case may be). Neither the Program nor any of the Accounts (or subaccounts) shall hold any actual funds or assets. The right of the Participant, a Beneficiary, or any other individual or entity to receive one or more payments under the Program shall be an unsecured claim against the general assets of the Corporation. Any liability of the Corporation to any Participant, former Participant, or Beneficiary with respect to a right to payment shall be based solely upon contractual obligations created by the Program. The Corporation, the Board of Directors, the Committee and any individual or entity shall not be deemed to be a trustee of any amounts to be paid under the Program. Nothing contained in the Program, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Corporation and a Participant, former Participant, Beneficiary, or any other individual or entity. The Corporation may, in its sole discretion, use a Rabbi Trust as a vehicle in which to place funds with respect to this Program. The Corporation does not in any way guarantee any Participant’s Deferral Account against loss or depreciation, whether caused by poor investment performance, insolvency of a deemed investment or by any other event or occurrence. In no event shall any employee, officer, director, or stockholder of the Corporation be liable to any individual or entity on account of any claim arising by reason of the Program provisions or any instrument or instruments implementing its provisions, or for the failure of any Participant, Beneficiary or other individual or entity to be entitled to any particular tax consequences with respect to the Program or any credit or payment thereunder.

5.6    Statement of Deferral Accounts. The Program Administrator shall provide to each Participant written or electronic statements (at least annually) setting forth the value of the Deferral Account maintained for such Participant.

Article VI

Vesting

6.1    Vesting. Deferrals of Annual Incentive amounts and deemed investment earnings thereon shall be one hundred percent (100%) vested and nonforfeitable at all times. Any other contributions under the Program on the behalf of any Participant shall be subject to such vesting schedule as established by the Committee immediately prior to such contribution. In addition, unless otherwise determined by the Committee prior to the crediting of any such other contributions, a Participant shall be one hundred percent (100%) vested in any such other contributions, including any deemed investment earnings thereon, if, prior to the Participant incurring a Separation from Service, a Change in Control occurs or the Participant dies or incurs a Disability.

Article VII

Benefits

7.1    Payment of Benefits. As soon as reasonably practicable (but no later than 60 days) after the date elected by the Participant pursuant to his Participant Agreement and Deferral Election (but in all cases subject to Section 7.4), the amount credited to the Participant’s Deferral Account (or, if applicable, portion thereof) shall be distributed to the Participant (or in the event of his death, his beneficiary); provided, however, that if the Participant has elected installment payments, the amount of each payment shall equal the amount then credited to the Participant’s Deferral Account divided by the number of installment payments remaining.

7.2    Disability. If a Participant suffers a Disability while employed with the Corporation and before he is entitled to benefits under this Article, he shall receive the entire amount credited to his Deferral Account in a single lump sum payment within thirty (30) days of when the Committee determines the existence of the Participant’s Disability.

7.3    Change in Control. If a Change in Control occurs before a Participant becomes entitled to receive benefits by reason of any of the above Sections or before the Participant has received complete payment of his benefits under this Article, then the Participant shall receive payment of the amount credited to his Deferral Account as of the date immediately following the date on which the Change in Control occurs. Payment of any amount under this Section shall commence within thirty (30) days of when the Change in Control occurs and be in a lump sum.

7.4    Specified Employee. “Specified Employee” shall mean a key employee (as defined by Internal Revenue Code Section 416(i) without regard to paragraph (5) thereof), and as further defined in Treasury Regulation 1.409A-(1)(i),) of a Corporation the stock of which is publicly traded on an established securities market or otherwise within the meaning of Section 409A(2)(B)(i). Notwithstanding other provisions of this Program to the contrary, to the extent necessary to avoid the imposition of additional taxes under Section 409A, distributions pursuant to Article VII to a Specified Employee on account of Separation from Service may not be made before the date which is six (6) months after the date of Separation from Service (or, if earlier, the date of death of the Specified Employee). If payments to a Specified Employee are to be made in installments, no installment payment to which a Specified Employee is entitled upon a Separation from Service may be paid until the passage of six (6) months from the date of such Separation from Service. A Participant meeting the definition of Specified Employee on December 31 or during a 12 month period ending December 31 will be treated as a Specified Employee for the 12 month period commencing the following April 1.

7.5    Payment Methods. Unless otherwise provided in this Article VII, a Participant may elect to receive payment of the amount credited to his Deferral Account in a lump sum or in annual installments not exceeding ten (10) years, subject to such additional rules as the Committee may establish from time to time. If the Participant fails to elect a payment method for a Deferral Account or portion thereof, that Deferral Account or portion thereof shall be paid in a lump sum.

7.6    No Accelerations. Notwithstanding anything in this Program to the contrary, no change submitted on a Participant Election Form shall be accepted by the Corporation if the change accelerates the time over which distributions shall be made to the Participant (except as otherwise permitted by Section 409A), and the Corporation shall deny any change made to an election if the Corporation determines that the change violates the requirement under Section 409A. The Corporation may, however, accelerate certain distributions under the Program to the extent permitted under Treasury Regulation Section 1.409A-3(j)(4).

7.7    Unforeseeable Emergency Payments. A Participant who experiences an Unforeseeable Emergency may submit a written request to the Committee to receive payment of all or any portion of his or her vested Deferral Account Balance. Whether a Participant is faced with an Unforeseeable Emergency permitting an emergency payment shall be determined by the Committee based on the relevant facts and circumstances of each case, but, in any case, a distribution on account of Unforeseeable Emergency may not be made to the extent that such emergency is or may be reimbursed through insurance or otherwise, by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of deferrals under this Program. If an emergency payment is approved by the Committee, the amount of the payment shall not exceed the amount reasonably necessary to satisfy the need, taking into account the additional compensation that is available to the Participant as the result of cancellation of deferrals to the Plan, including amounts necessary to pay any withholding and other taxes or penalties that the Participant reasonably anticipates will result from the payment. Emergency payments shall be paid in a single lump sum within the ninety (90) day period following the date the payment is approved by the Committee.

Article VIII

Establishment of Trust

8.1    Establishment of Trust. The Corporation established a Rabbi Trust for the Program. If the Corporation so desires, all benefits payable under this Program to a Participant shall be paid directly by the Corporation from the Rabbi Trust. To the extent that such benefits are not paid from the Rabbi Trust, the benefits shall be paid from the general assets of the Corporation. The Rabbi Trust, if any, shall be an irrevocable grantor trust which conforms to the terms of the model trust as described in IRS Revenue Procedure 92-64, I.R.B. 1992-33. The assets of the Rabbi Trust are subject to the claims of the Corporation’s creditors in the event of its insolvency. Except as provided under a Rabbi Trust, the Corporation shall not be obligated to set aside, earmark or escrow any funds or other assets to satisfy its obligations under this Program, and the Participant and/or his designated Beneficiaries shall not have any property interest in any specific assets of the Corporation other than the unsecured right to receive payments from the Corporation, as provided in this Program.

Article IX

Program Administration

9.1    Program Administration. The Program shall be administered by the Committee, and such Committee may designate an agent to perform the recordkeeping duties. The Committee shall have all powers necessary and full discretion to administer the Program, including, but limited to, the power (subject to the terms of the Program) to (a) construe and interpret the Program, including disputed and doubtful terms and provisions, (b) decide all questions of eligibility, (c) determine the form and manner for making elections under the Program, (d) determine the amount, manner and time of payment of benefits under the Program, (e) delegate the day-to-day administration of any aspect of the Program to one or more employees of the Corporation, and (f) establish and modify rules for the administration of the Program. The determinations and interpretations of the Committee shall be consistently applied to all similarly-situated Participants and Beneficiaries. All determinations and interpretations of the Committee under the Program shall be final and binding on all parties and shall be given the maximum deference permitted by law. The Program at all times shall be interpreted and administered as an unfunded deferred compensation plan, and no provision of the Program shall be interpreted so as to give any Participant or Beneficiary any right in any asset of the Corporation which is a right greater than the right of a general unsecured creditor of the Corporation.

9.2    Indemnification. The Corporation shall indemnify and hold harmless the members of the Committee and any delegate from and against any and all liabilities, costs, and expenses incurred by such persons as a result of any good faith act or good faith omission, in connection with the performance of such persons’ duties, responsibilities, and obligations under the Plan, other than such liabilities, costs, and expenses as may result from the bad faith, willful misconduct, or criminal acts of such persons. The preceding indemnification shall not be exclusive and shall not preclude the Corporation from providing additional indemnification, including, but not limited to, through insurance.

9.3    Correction of Errors. If an error is discovered with respect to a Participant or a Deferral Account, the error shall be corrected as soon as administratively practicable after the discovery, as determined by the Committee and in compliance with all requirements of Section 409A of the Code.

Article X

Nonalienation of Benefits

10.1    Nonalienation of Benefits. The interests of Participants and their Beneficiaries under this Program are not subject to the claims of their creditors and may not be voluntarily or involuntarily sold, transferred, alienated, assigned, pledged, anticipated, or encumbered, attached or garnished. Any attempt by a Participant, his Beneficiary, or any other individual or entity to sell, transfer, alienate, assign, pledge, anticipate, encumber, attach, garnish, charge or otherwise dispose of any right to benefits payable shall be void. The Corporation may cancel and refuse to pay any portion of a benefit which is sold, transferred, alienated, assigned, pledged, anticipated, encumbered, attached or garnished. The benefits which a Participant may accrue under this Program are not subject to the terms of any Qualified Domestic Relations Order (as that term is defined in Section 414(p) of the Code) with respect to any Participant, and the Program Administrator, Board of Directors, Committee and Corporation shall not be required to comply with the terms of such order in connection with this Program. The withholding of taxes from Program payments, the recovery of Program overpayments of benefits made to a Participant or Beneficiary, the transfer of Program benefit rights from the Program to another plan, or the direct deposit of Program payments to an account in a financial institution (if not actually a part of an arrangement constituting an assignment or alienation) shall not be construed as assignment or alienation under this Article.

Article XI

Amendment and Termination

11.1    Program Termination. The Corporation reserves the right to terminate the Program in accordance with one of the following; subject to the restrictions imposed by 409A and associated Treasury Regulations:

(a)    Corporation Dissolution or Bankruptcy. Distributions will be made if the Program is terminated within twelve (12) months of a Corporation dissolution taxed under IRC Section 331, or with the approval of a bankruptcy court pursuant to 11 U.S.C. Section 503(b)(1)(A), provided that the amounts deferred under the Program are included in the Participant’s gross income in the latest of:

(i)    The calendar year in which the Program termination occurs;

(ii)    The calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

(iii)    The first calendar year in which the payment is administratively practicable.

(b)    Discretionary Termination. The Corporation may also terminate the Program and make distributions provided that:

(i)    All plans sponsored by the Corporation that would be aggregated with any terminated arrangements under Section 409A of the Code that are terminated;

(ii)    No payments other than payments that would be payable under the terms of the Program if the termination had not occurred are made within twelve (12) months of the Program termination;

(iii)    All payments are made within twenty-four (24) months of the Program termination; and

(iv)    The Corporation does not adopt a new plan that would be aggregated with any terminated plan if the same Participant participated in both arrangements, at any time within three (3) years following the date of termination of the Program.

The Corporation also reserves the right to suspend the operation of the Program, in compliance with Section 409A of the Code, for a fixed or indeterminate period of time.

11.2    Amendment. The Corporation may, at any time, amend or modify this Program in whole or in part; provided, however, that, except to the extent necessary to bring the Program into compliance with Section 409A(a)(2),(3), or (4) of the Code (and any such compliance amendment also shall be to avoid material economic harm to each affected Participant): (i) no amendment or modification shall be effective to decrease the value or vested percentage of a Participant’s Deferral Account balance, in existence at the time an amendment or modification is made, and (ii) no amendment or modification shall materially and adversely affect the Participant’s rights to be credited with future investment earnings (subject to the Program’s provisions) on such Deferral Account balance, or otherwise materially and adversely affect the Participant’s rights with respect to such Deferral Account balance.

Article XII

General Provisions

12.1    Good Faith Payment. Any payment made in good faith in accordance with provisions of the Program shall be a complete discharge of any liability for the making of such payment under the provisions of this Program.

12.2    No Right to Employment / Stockholder Status. This Program does not constitute a contract of employment, and participation in the Program shall not give any Participant the right to be retained in the employment of the Corporation. Participation in the Program shall not create any rights in a Participant (or any other person) as a stockholder of the Corporation until shares of Corporation common stock are registered in the name of the Participant (or such other person).

12.3    Binding Effect. The provisions of this Program shall be binding upon the Corporation and its successors and assigns and upon every Participant and his heirs, Beneficiaries, estates and legal representatives.

12.4    Participant Change of Address. Each Participant entitled to benefits shall file with the any change of address in the form and manner determined by the Committee. Any payment and any communication addressed to a Participant or a former Participant at this last address filed with the Committee or its delegate, or if no such address has been filed, then at his last address as indicated on the Corporation’s records, shall be binding on such Participant for all purposes of the Program, and neither the Program Administrator, the Corporation, the Committee or other payer shall not be obliged to search for or ascertain the location of any such Participant. If the Committee is in doubt as to the address of any Participant entitled to benefits or as to whether benefit payments are being received by a Participant, it shall, by registered mail addressed to such Participant at his last known address, notify such Participant that:

(a)    All unmailed and future Program payments shall be withheld until Participant provides the Committee with evidence of such Participant’s continued life and proper mailing address; and

(b)    Participant’s right to any Program payment shall be forfeited if, at the expiration of five (5) years from the date of such mailing, such Participant shall not have provided the Committee with evidence of his continued life and proper address. If, after such forfeiture, the Participant or Beneficiary later claims such benefit, such benefit shall be reinstated without interest or earnings.

12.5    Notices. Each Participant shall furnish to the Committee any information the Committee deems necessary for purposes of administering the Program, and the payment provisions of the Program are conditional upon the Participant furnishing promptly such true and complete information as the Committee may request. Each Participant shall submit proof of his age when required by the Committee. The Committee, shall, if such proof of age is not submitted as required, use such information as is deemed by it to be reliable, regardless of the lack of proof, or the misstatement of the age of individuals entitled to benefits. Any notice or information which, according to the terms of the Program or requirements of the Program Administrator, the Committee, must be filed with the Committee, shall be deemed so filed if addressed and either delivered in person or mailed to and received by the Program Administrator, in care of the Corporation at:

TD Ameritrade Holding Corporation

Chief Human Resources Officer

200 South 108th Street

Omaha, NE 68154

12.6    Designation of Beneficiary. Each Participant shall designate, by name, on Beneficiary designation forms provided by the Program Administrator, the Beneficiary(ies) who shall receive any benefits which might be payable after such Participant’s death. A Beneficiary designation may be changed or revoked without such Beneficiary’s consent at any time or from time to time in the manner as provided by the Committee, and the Committee shall have no duty to notify any individual or entity designated as a Beneficiary of any change in such designation which might affect such individual or entity’s present or future rights. If the designated Beneficiary does not survive the Participant, all amounts which would have been paid to such deceased Beneficiary shall be paid to any remaining Beneficiary in that class of beneficiaries, unless the Participant has designated that such amounts go to the lineal descendants of the deceased Beneficiary. If none of the designated primary Beneficiaries survive the Participant, and the Participant did not designate that payments would be payable to such Beneficiary’s lineal descendants, amounts otherwise payable to such Beneficiaries shall be paid to any successor Beneficiaries designated by the Participant, or if none, to the Participant’s spouse, or, if the Participant was not married at the time of death, the Participant’s estate. No Participant shall designate more than five (5) simultaneous beneficiaries, and if more than one (1) beneficiary is named, Participant shall designate the share to be received by each Beneficiary. Despite the limitation on five (5) Beneficiaries, a Participant may designate more than five (5) beneficiaries provided such beneficiaries are the surviving spouse and children of the Participant. If a Participant designates alternative, successor, or contingent beneficiaries, such Participant shall specify the shares, terms and conditions upon which amounts shall be paid to such multiple, alternative, successor or contingent beneficiaries. Except as provided otherwise in this Section, any payment made under this Program after the death of a Participant shall be made only to the Beneficiary or Beneficiaries designated pursuant to this Section.

12.7    Claims. Any claim for benefits must initially be submitted in writing to the Program Administrator. If such claim is denied (in whole or in part), the claimant shall receive notice from the Program Administrator, in writing, setting forth the specific reasons for denial, with specific reference to applicable provisions of this Program. Such notice shall be provided within ninety (90) days of the date the claim for benefits is received by the Program Administrator, unless special circumstances require an extension of time for processing the claim, in which event notification of the extension shall be provided to the claimant prior to the expiration of the initial ninety (90) day period. The extension notification shall indicate the special circumstances requiring the extension of time and the date by which the Program Administrator expects to render its decision. Any such extension shall not exceed ninety (90) days. Any disagreements about such interpretations and construction may be appealed in writing by the claimant to the Program Administrator within sixty (60) days. After receipt of such Appeal, the Program Administrator shall respond to such appeal within sixty (60) days, with a notice in writing fully disclosing its decision and its reasons. If special circumstances require an extension of time to process the appealed claim, notification of the extension shall be provided to the claimant prior to the commencement of the extension. Any such extension shall not exceed sixty (60) days. No member of the Board of Directors, or any committee thereof, or any employee or officer of the Corporation, shall be liable to any individual or entity for any action taken hereunder, except those actions undertaken with lack of good faith.

12.8    Action by Board of Directors. Any action required to be taken by the Board of Directors of the Corporation pursuant to the Program provisions may be performed by a committee of the Board and/or of one or more employees of the Corporation, to which the Board of Directors of the Corporation delegates the authority to take actions of that kind.

12.9    Governing Law. To the extent not superseded by the laws of the United States, the laws of the State of Nebraska shall be controlling in all matters relating to this Program.

12.10    Severability. In the event any provision of this Program shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining provisions of the Program, and the Program shall be interpreted and enforced as if such illegal and invalid provisions had never been set forth.

12.11    Code Section 409A. The Program is intended to comply with Section 409A of the Code and all applicable Treasury Regulations and IRS guidance issues with respect to Section 409A of the Code and shall be administered and interpreted in all respects as to ensure compliance with Section 409A of the Code. To the extent deemed administratively practicable by the Committee, this Program will be deemed amended to the extent necessary to avoid imposition of any additional tax or income recognition under Section 409A of the Code and any temporary or final Treasury Regulations and guidance promulgated thereunder prior to any payment of benefits under the Program to any Participant, provided that any such amendment shall not materially diminish the then-accrued benefit of any Participant.

IT WITNESS WHEREOF, TD Ameritrade Holding Corporation has adopted the foregoing instrument effective as of May 15, 2019.

TD Ameritrade Holding Corporation

By:	/s/ Karen Ganzlin

Title:	EVP, Chief HR Officer